Reply to: Andrew Stewart Direct Tel: 604.891.7700 Email: AStewart@cwilson.com File No: 46806-0005

July 22, 2024

VIA EMAIL

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Attention: Division of Corporation Finance
Office of Industrial Applications and Services

Dear Sirs/Mesdames:

Re: Aduro Clean Technologies Inc. ("Aduro" or the "Company") - CIK No. 0001863934
Amendment No. 2 to Draft Registration Statement on Form F-1, Submitted June 21, 2024
Response to Second Comment Letter dated July 9, 2024

We are counsel to Aduro. On behalf of the Company, we have set forth below the responses of the Company to the comments of the staff (the "Staff") of the Division of Corporate Finance at the Securities and Exchange Commission contained in the Staff's comment letter dated July 9, 2024 with respect to the above-noted matter. For ease of reference, the text of each of the Staff's comments is reproduced in italics in numerical sequence in this letter, with the response of the Company immediately following each comment.

Amendment No. 1 to Registration Statement on Form F-1

Prospectus Summary, page 1

1. We note your response to prior comment 1 and reissue in part. You state that you are currently in the stage of scaling up your technology to a commercial process for your plastic and bitumen applications. Please revise to disclose your recurring net losses and clarify that your technology has not yet tested in a commercial setting. Please also revise here to describe the challenges and timeline to test your products for commercial development.

Response:

The Company has revised the disclosure to include that the Company has incurred recurring net losses since inception and that its technology has not yet been tested in a commercial setting. In addition, the Company has disclosed certain challenges that the Company may face in the process of commercializing its technology. Lastly, the Company has clarified that there is no definitive timeline to achieve commercialization, however, the Company is continuing to engage with prospective customers through technology evaluation projects to guide ongoing development.

Risk Factors

We are subject to numerous environmental and health and safety laws and any breach of such laws may have a material adverse effect, page 16

2. We note the general statement that you are subject to numerous environmental and health and safety laws, including statutes, regulations, bylaws and other legal requirements. Please revise your risk factor or your governmental regulations section to describe the environmental and health and safety laws that materially impact you in the jurisdictions that you operate and where you intend to offer your services and products.

Response:

The Company has revised the risk factor and government regulation section to describe the environmental and health and safety laws that materially impact the business in the jurisdictions that the Company operates.

Summary of Current Projects, page 23

3. We note your response to our prior comment 4. It appears that your projects do not have definitive partnership agreements in place but are reliant on letters of intent. As an example only, we note your letter of intent with Prospera Energy Inc. in which the Company receives a monthly fee of $25,000. Please expand your disclosure to include a discussion regarding these letters of intent and fully describe what steps or milestones must be achieved before entry into definitive partnership agreements.

Response:

Please refer to page 28 where the Company has disclosed additional information regarding the Company's method of engaging with prospective customers through purchase orders. In particular, the revised disclosure clarifies that the purchase orders contain specific technical deliverables for each particular engagement which are required for its completion, but that the purchase orders do not contain any milestones that guarantee any further work or agreements thereafter. The Company considers these engagements to be normal course evaluations of its technology. Further, the Company has disclosed that, as of the date hereof, there are no guarantees that any subsequent purchase orders, letters of intent or definitive partnership agreements will result from any of the Company's existing relationships with prospective customers.

Regarding the letter of intent with Switch Energy, the Company has clarified that the project is solely for the purpose of evaluating its technology and there is no guarantee that it will enter into any formal relationship with Switch Energy following completion of the project.

Regarding the letter of intent with Prospera, the Company confidentially advises the Staff that, for strategic business reasons, it has decided not proceed further with the Prospera letter of intent. The Company has not received any payments under the letter of intent and no payments are anticipated to be received in the future. As such, the Company has removed the disclosure regarding the Prospera letter of intent from the registration statement.

Government Regulation, page 31

4. Please revise to substantiate the statement that you do not foresee any negative affect on your business by the developing regulatory environment.

Response:

The Company has revised the above noted statement to clarify that there may be negative affects on its business by the developing regulatory environment, but that no such negative affects are immediately foreseen by management as of the date hereof.

The Business Model, page 34

5. We note your response to our prior comment 9 and reissue our comment. We note your disclosure that you "believe that [y]our commercialized products and energy platform will be 'cleaner' in comparison to today's approaches since [you] expect they will operate at lower energy modes, have a higher tolerance for contamination, produce higher yields and higher quality products, and will operate in smaller scale versions compared to commercial alternatives." Additionally, we note your disclosure that you "are currently in discussions with several organizations to establish a project to substantiate and quantify [y]our GHG footprint and provide a life cycle analysis that will be unique to [y]our platform and products." Please revise or substantiate how your products and platform are currently clean and describe how you will consider the GHG footprint and life cycle analysis.

Response:

The Company has revised the disclosure to remove references to the Company's products and platform being clean. Further, the Company has clarified how it intends to use the GHG footprint and life cycle analysis.

Report of Independent Registered Public Accounting Firm, page F-2

6. It is not clear why you omitted the Report of Independent Registered Public Accounting Firm from this filing. Your next amendment should include this report.

Response:

We respectfully submit that the Report of Independent Registered Public Accounting Firm has been included in the current amendment.

General

7. We note your response to our prior comment 19 and reissue the comment in part. Please file all material agreements as exhibits to your registration statement or provide an analysis explaining why you are not required to do so. For example, you state that your revenue of $109,629 for the year ended May 31, 2023 related to revenue earned following the "completion of services pursuant to a collaboration agreement with a confidential publicly traded organization for execution of a proof of concept and evaluation of our HPUHydrochemolyticTM Plastics Upcycling technology." You also disclose that in consideration for the services to be provided in Phase 1, Prospera agreed to pay you a monthly fee of $25,000 CAD plus applicable taxes, with the total fees for the completion and delivery of Phase 1 scope capped at $125,000 plus applicable taxes. As of the recent period, these agreements appear to be material to you given your limited revenues and development to date. Please revise.

Response:

The Company respectfully submits that its agreement for participation in the Shell GameChanger Program is not a material agreement within the meaning of Item 601 of Regulation S-K for several reasons. First, the relationship was purely for technology evaluation, with no commercial or ongoing commitments to the Company by Shell plc or the Shell GameChanger Program.  Second, the revenue generated from the Shell GameChanger Program was immaterial relative to the Company's capitalization and, in particular, was short term, and not regular or recurring income, and was received solely in connection with Aduro's ordinary course of business for technology evaluation. Finally, Aduro's participation in the Shell GameChanger Program is nearing the final stages and any future relationship with the Shell GameChanger Program and/or Shell plc will depend solely on future agreements, if any, which the Company will consider disclosing at such time.  As of the date hereof, the Company has no agreements for any further relationship or definitive partnership agreement with the Shell GameChanger Program or Shell plc. Therefore, the Company has revised the disclosure appropriately to this effect.

With respect to the letter of intent with Prospera, as discussed above in response to Comment #3, the Company has decided not to continue with the engagement due to strategic business reasons. The Company has not issued an invoice or received any payment in connection with the letter of intent, nor does the Company intend on doing so. Given that the letter of intent with Prospera is no longer progressing and will have no impact on the Company's financial status or development going forward, the Company has revised to remove reference to it from the registration statement.  In addition, the letter of intent was not a material agreement for the same reasons as discussed above in connection with the Shell GameChanger Program agreement, in particular, since it was entered into in the normal course for technology evaluation.

8. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(2) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company respectfully acknowledges the Staff's comment and undertakes that it will provide to the Staff supplementally copies of all written communications presented by the Company, or anyone authorized by the Company, to potential investors in reliance on Section 5(d) of the Securities Act.

We have enclosed the amended registration statement according to your comments and our responses above. We trust that you will find the foregoing to be in order. Please do not hesitate to contact the undersigned if you require any further information. We trust you will find the foregoing to be in good order. Please do not hesitate to contact the undersigned if you require any further information.

Yours truly,

CLARK WILSON LLP

Per: /s/ Andrew Stewart

Andrew Stewart

AXS/3m1t

Encl.

cc: Ofer Vicus, Chief Executive Officer

 Mena Beshay, Chief Financial Officer